Mail Stop 4561

July 28, 2009

Hunter Cohen, Chief Financial Officer
Diligent Board Member Services, Inc.
39 West 37th St., 8th Floor
New York, NY 10018

      Re: Diligent Board Member Services, Inc.
              Amendment No. 5 to Registration Statement on Form 10
              Filed May 14, 2009
              Amendment No.1 to Form 10-K for Fiscal Year Ended
                December 31, 2008
              Filed May 14, 2009
              File No. 000-53205

Dear Mr. Cohen:

      We have reviewed your response letter dated June 24, 2009, and have the following comment. Where prior comments are referenced, they refer to our letter dated June 11, 2009.

Amendment No. 5 to Form 10

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 35

Transactions with Promoters and Certain Control Persons, page 35

1.   We note your response to prior comment 4, which asked you to provide us with a detailed legal discussion and analysis describing the role that Ken Carroll and Carroll Capital Holdings, acting alone or in conjunction with one or more other persons, directly and indirectly took in founding and organizing your business. Your response states that Mr. Carroll and Carroll Capital Holdings were not actively involved in the discussions regarding the transfer of assets from Diligent Board Member Services, LLC to Diligent Inc., and your initial public offering. Your response does not discuss any role that Mr. Carroll and his affiliated entity acting alone, or in conjunction with one or more other persons, directly or indirectly took in founding and organizing the business or enterprise of Diligent Board Member Services, LLC, your predecessor entity. Given that the existing business of Diligent Board Member Services, LLC was transferred to Diligent Inc. shortly before your initial public offering, please tell us what role Mr. Carroll

and Carroll Capital Holdings played in founding and organizing the business of Diligent Board Member Services, LLC. In the alternative, please include a representation in your response letter that when Item 404(c) disclosure is required, future filings will disclose that Mr. Carroll and Carroll Capital Holdings are promoters.

*   *   *   *   *

As appropriate, please amend your documents in response to this comment. Your responsive amendments should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Mark Shannon, Staff Accountant, at (202) 551-3299, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (816) 292-2001
        Wallace E. Brockhoff, Esq.
        Lathrop & Gage LLP